Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

April 22, 2010

Tabitha Akins

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Mail Stop 3561

Washington, D.C. 20549

Re:

China Vitup Health Care Holdings, Inc.

Item 4.01 Form 8-K

Filed April 20, 2010

File No. 000-52489

Dear Ms. Akins:

On behalf of China Vitup Health Care Holdings, Inc., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter dated April 21, 2010.

Item 4.01 8-K Item 4.01 Changes in Registrant’s Certifying Accountant

1.

It appears an Item 4.01 8-K was not filed within 4 business days of the date of the dismissal of your former auditors.  Please confirm that you understand that your delinquency may impact your eligibility for filing on Form S-3.

Response:

The Company hereby confirms that the Company understands that the delinquency of the filing of its Item 4.01 8-K may impact its eligibility for filing on Form S-3.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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